Pepkor

Pepkor Limited, 36 Stellenberg Road, Parow Industria 7490 • PO Box 6100, Parow East 7501, South Africa
Telephone +27 21 933-5137 • Facsimile +27 21 933-5075

02034688

26 March 2002

ATTENTION : RULE 12g3-2(b) **FILE NO 82-3925**

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 0 6 2002
WASH. D.C. 154

SUPPL

Dear Sirs

US ADR PROGRAM - PEPKOR LTD

Enclosed please find a copy of our interim report dated 31 December 2001, submitted to you in terms of Rule 12g3(b) under the Securities Exchange Act of 1934.

Yours faithfully

J F PIENAAR
SECRETARY

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

stdlet sec-pkbp

Encl

dle 6/10

Making the desirable affordable

TRADEHOLD LIMITED

■TRADEHOLD LIMITED
36 Stellenberg Road, Parow Industria 7490
PO Box 6100, Parow East 7501, South Africa
Telephone +27 21 933-5137
Facsimile +27 21 933-5075

26 March 2002

ATTENTION : RULE 12g3-2(b) **FILE NO 82-5238**

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
United States of America

Dear Sirs

US ADR PROGRAM - TRADEHOLD LTD

Enclosed please find a copy of our interim report dated 31 December 2001, submitted to you in terms of Rule 12g3(b) under the Securities Exchange Act of 1934.

Yours faithfully

J F PIENAAR
SECRETARY

stdlet sec-thbp



Pepkor

Making the desirable affordable

Interim profit announcement for the six months ended 31 December 2001



Operational review

During the six months Pepkor's results were significantly influenced by foreign exchange surpluses flowing from the devaluation of the rand against a variety of currencies, including those of some African countries. It is important that in the case of certain currencies these gains be regarded as possibly once-off windfalls which may disappear or be reduced should the rand strengthen again. In evaluating Pepkor's results these gains should therefore be viewed in perspective.

Even if the above is borne in mind, Pepkor did exceptionally well, particularly considering that the period under review covered 26 weeks as against the 27 of the corresponding period in 2000.

The best results were produced by Pep, the dominant business in the group, which generated 50% of the turnover of close on R3 billion, but contributed 66% to operating profit. Another important contributory factor was the start of the recovery process at Best & Less in Australia as a result of which this chain's contribution to operating profit virtually trebled, albeit from a low base.

Mr Carel Stassen, managing director of Pepkor since its restructuring in October 2000, resigned in November 2001 to accept the position of executive vice-chairman of the British retail undertaking Brown & Jackson plc. Mr Stassen, who joined the group in 1990, remains a director of Pepkor. Mr Pieter Erasmus, previously financial director of Pep, was appointed managing director of Pepkor.

PEP

After two years Pep is back at the level where it is starting again to produce acceptable profits. The fruits are now being reaped of the major improvements made during this period in respect of product range and quality, store image and merchandise distribution. In addition, staff training and motivation are treated as top priorities.

Clothing remains Pep's core business and is the yardstick by which the chain's current and future success will be measured. At the same time Pep is expanding into product areas in which it can unlock the value offered by its network of more than 1 200 stores in conjunction with its sophisticated computer and distribution systems. Great success is currently being achieved with the sale of cellular products, mainly air time, which brings new clients back into stores on a regular basis. In December Pep expanded its activities in this field by now offering prepaid Telkom cards as well.

During the period under review particular attention was paid to addressing operational problems in the chain's Africa Division, which controls 70 stores in Mozambique, Zambia, Malawi and Ghana. All expansion in these countries was put on hold while these problems were being rectified. In addition to changes being made at managerial level, product ranges were narrowed down and distribution systems simplified. Before the end of the period under review this division was starting to contribute again to operating profit, with the best results being achieved in Mozambique.

Pep reported an increase of 15,5% on the turnover of existing business. At the same time it succeeded in reducing inventories by approximately R200 million to R822 million as compared with a year ago. This enabled the company to report an annualised return on capital employed for the half-year of 32,7% as against 29,9% in the corresponding period.

Although Pep imports a significant portion of its merchandise, the decline in the value of the rand will, at least partly and then only temporarily, be offset by taking advantage of highly competitive prices on overseas markets due to a global oversupply of production capacity.

ACKERMANS

Although Ackermans finds itself in a highly competitive sector of the retail clothing business, the most recent research shows that the chain is continuing to increase market share. Turnover escalated by

13,3%, while growth in existing business was just more than 7%. The fact that operating profit remained virtually unchanged at R42 million is partly due to the shorter trading period covered by this report.

In the last six months of 2001 nine new Ackermans stores and six new stand-alone Hang Ten outlets were opened. Of the latter there is now a sufficient number of outlets for management to evaluate the viability of this concept. The Hang Ten product range is also being sold very successfully in all Ackermans stores.

To stimulate consumer interest, Ackermans is also continuing, in addition to selling its fixed product ranges, to identify bargains on world markets, which are offered at highly competitive prices in its stores. Income generated by these special purchases is making an increasing contribution to total turnover.

In November 2001 Mr Daan Venter, who as managing director in the past three years spearheaded Ackermans' return to full profitability, accepted the position of managing director of What Everyone Wants, one of the retail chains in the British group Brown & Jackson plc. He was replaced at Ackermans by Mr Pieter Erasmus, who also holds the post of managing director of Pepkor.

BEST & LESS

During the period under review Best & Less succeeded in increasing turnover by 46,5% while virtually trebling operating profit. Men's and ladies' wear in particular showed sharp increases. However, gross profit margins came under pressure due to aggressive stock management and large-scale promotional activities undertaken in November.

The 2001 financial year was one of the most difficult in the history of this Australian chain. Not only was the clothing market as a whole under pressure, but there were also complicating factors within the business itself. A new managing director,

Mr Howard Goldberg, took over in March last year and started to improve the profitability of the business. The success achieved by him and his team is already starting to be reflected in the results.

As part of the chain's expansion programme 14 new stores were opened in the period under review, bringing the total number to 122. One more store is planned for the rest of the year. Best & Less is also busy improving the appearance and layout of its stores to augment the shopping experience and project a more modern image.

Accounting policies

The interim report has been prepared in accordance with AC 127: Interim financial reporting, and the Fourth Schedule to the South African Companies Act. The accounting policies are in all material respects consistent with those adopted in the annual financial statements for the year ended 30 June 2001, except as set out below.

In accordance with the new statement AC 135: Investment property, depreciation on fixed property is provided for on the straight-line method over not longer than 50 years. The comparative figures in the income statements for the 27 weeks to 31 December 2000 and for the 53 weeks to 30 June 2001, as well as in the balance sheet at 30 June 2001, have been restated accordingly. This change in accounting policy has only a minor effect, with earnings per share (before exceptional items) for the 27 weeks to 31 December 2000 dropping from the previously published 27,9 cents to 27,8 cents, while the net asset value per share at 30 June 2001 reduced from the previous 443,5 cents to 441,6 cents.

Comments on the results

NET INVESTMENT INCOME

During the period under review net investment income benefited significantly from increased exchange rate gains owing to the recent marked decline in the value of the rand. The exchange rate gains

resulted from rand-denominated foreign debt funding the group's foreign interests.

EXCEPTIONAL ITEMS

The profit of R50 million represents writebacks due to share price increases. These writebacks relate to provisions created during the previous financial year against loans to share incentive trusts and the put option in respect of shares in Shoprite Holdings Limited.

Prospects

The full impact of the decline in the value of the rand will only be felt in the latter half of the financial year as consumers are faced with more and more increases over a broad front, from fuel and interest rates to medical care.

On the other hand, debt as a percentage of household income is declining, so that expenditure on clothing should continue to increase, albeit at a slower rate than during the period under review. Last week's Budget, which provided considerable benefits for consumers in Pepkor's market segment, should have a positive effect on our business. The proven value formula offered by both Pep and Ackermans should see both these businesses benefit from consumers for whom value for money is of decisive importance.

Given that both these chains are structured to survive difficult times we do not expect them to lose their current momentum or that profit margins will come under too much pressure in the second half of the year. In addition, the continued improvement in the case of Best & Less will make an increasing contribution to operating profit.

Declaration of dividend

Notice is hereby given that the Board has declared an interim dividend of 11 cents per ordinary share for the half-year ended

31 December 2001. The dividend will be payable on Monday, 25 March 2002.

In terms of STRATE requirements, Thursday, 14 March 2002 is the last day on which the shares can be traded cum dividend. As from Friday, 15 March 2002 the shares will trade ex dividend. The record date is Friday, 22 March 2002.

Share certificates may not be dematerialised or rematerialised between Friday, 8 March 2002 and Friday, 22 March 2002, both days inclusive.

By order of the Board

CH Wiese	PJ Erasmus
Chairman	Managing director

Cape Town
22 February 2002

Pepkor Limited (Registration number: 1965/007765/06)
JSE share code: PEP ISIN number: ZAE000005344

36 Stellenberg Road, Parow Industria 7490
This information is also available at

www.pepkor.co.za

Consolidated income statement

(R'000)	**Unaudited 26 weeks to 31/12/01**	Unaudited 27 weeks to 31/12/00	Change %	53 weeks to 30/06/01
Turnover	**2 981 071**	2 503 274	19	4 762 412
Operating profit	**183 090**	142 114	29	200 097
Net investment income/(interest paid)	**61 402**	(42 315)		(32 609)
Investment income	**24 362**	60 581		91 129
Interest paid	**(70 195)**	(115 023)		(151 415)
Exchange rate gain	**107 235**	12 127		27 677
Profit before exceptional items	**244 492**	99 799	145	167 488
Exceptional items	**49 998**	(242 076)		(252 886)
Amortisation of goodwill	**(494)**	–		(801)
Profit/(loss) before taxation	**293 996**	(142 277)		(86 199)
Taxation	**78 755**	34 014	131	46 371
Profit/(loss) after taxation	**215 241**	(176 291)		(132 570)
Outside shareholders' interest	**5 156**	4 042	28	7 243
Net profit/(loss)	**210 085**	(180 333)		(139 813)
Earnings per share (cents)				
– before exceptional items	**72,4**	27,8	160	50,9
– after exceptional items	**94,7**	(81,3)		(62,7)
– headline earnings	**72,6**	28,2	157	52,0
Dividend (cents per share)	**11,0**	9,0	22	18,0
Dividend cover – before exceptional items (times)	**6,6**	3,1		2,9
Number of shares for calculation of earnings per share ('000)	**221 936**	221 936		221 936

Consolidated balance sheet

(R'000)	**Unaudited 31/12/01**	31/12/00
Non-current assets	**780 212**	514 828
Fixed assets	**474 243**	388 764
Goodwill	**18 449**	18 873
Investments	**268 692**	59 840
Deferred taxation	**18 828**	47 351
Current assets	**2 000 827**	1 901 082
Inventories	**1 301 403**	1 306 166
Accounts receivable	**50 468**	56 585
Bank balances and cash	**648 956**	538 331
Total assets	**2 781 039**	2 415 910
Ordinary shareholders' funds	**1 211 609**	980 087
Preference share capital	**92**	92
Outside shareholders' interest	**21 194**	19 839
Non-current liabilities	**53 984**	67 078
Long-term loans	**1 048**	12 877
Deferred taxation	**12 363**	14 168
Other non-current liabilities	**40 573**	40 033
Current liabilities	**1 494 160**	1 348 814
Short-term loans and bank overdrafts	**516 743**	494 337
Other current liabilities	**977 417**	854 477
Total shareholders' funds and liabilities	**2 781 039**	2 415 910

Consolidated cash flow statement

(R'000)	**Unaudited 26 weeks to 31/12/01**	Unaudited 27 weeks to 31/12/00
Cash flow from operations	**589 915**	145 619
Dividends paid	**(19 974)**	(68 449)
Cash retained from operations	**569 941**	77 170
Investment activities	**(469 893)**	(119 375)
Net acquisition of fixed assets	**(136 499)**	(120 173)
Other investment activities	**(333 394)**	798
Net cash flow	**100 048**	(42 205)
Financing activities	**10 577**	65 540
Proceeds from share issue	**–**	92
Net debt raised	**10 577**	65 448
Increase in bank balances and cash	**110 625**	23 335

Consolidated statement of changes in shareholders' funds

(R'000)	**Unaudited 26 weeks to 31/12/01**	Unaudited 27 weeks to 31/12/00
Balance at 1 July	**980 087**	1 162 283
Unbundling adjustments	**–**	38 628
Exchange rate adjustments	**41 411**	63 484
Net profit/(loss) for the period	**210 085**	(180 333)
Dividend paid	**(19 974)**	(66 581)
Balance at 31 December	**1 211 609**	1 017 481

Supplementary information

(R'000)	**Unaudited 26 weeks to 31/12/01**	Unaudited 27 weeks to 31/12/00
1. Depreciation for the period	**50 544**	44 534
2. Dividends received included in investment income	**4 456**	5 286
3. Capital expenditure for the period	**109 027**	131 065
4. Calculation of headline earnings		
Net profit/(loss)	**210 085**	(180 333)
Attributable exceptional items	**(49 998)**	242 076
Amortisation of goodwill	**494**	-
Loss on sale and scrapping of fixed assets after taxation and outside shareholders' interest	**612**	840
	161 193	62 583
	Unaudited 31/12/01	30/06/01
5. Number of shares in issue ('000)	**221 936**	221 936
6. Net asset value per share (cents)	**545,9**	441,6
7. Investments		
Listed investments at cost less amounts written off and market value	**253 161**	3 720
Unlisted investments at cost less amounts written off and directors' valuation	**6 856**	40 697
Loans	**8 675**	15 423
	268 692	59 840
8. Capital commitments	**74 214**	162 904
9. Contingent liabilities	**76 500**	156 355
10. Operating lease commitments	**1 326 466**	1 200 397

Segmental analysis

(R'000)	**Unaudited 26 weeks to 31/12/01**	Unaudited 27 weeks to 31/12/00
Turnover		
Pep	**1 499 360**	1 370 372
Ackermans	**609 156**	537 470
Best & Less	**872 555**	595 432
	2 981 071	2 503 274
Operating profit		
Pep	**126 674**	103 507
Ackermans	**42 219**	42 525
Best & Less	**22 236**	7 441
Financing and head office	**(8 039)**	(11 359)
	183 090	142 114
Geographical spread of operating profit		
South Africa	**131 974**	136 603
Rest of Africa	**28 880**	(1 930)
Australia	**22 236**	7 441
	183 090	142 114

TURNOVER



OPERATING PROFIT



Turnover		Operating profit	
Pep	50%	Pep	66%
Ackermans	20%	Ackermans	22%
Best & Less	30%	Best & Less	12%

DK&K/GRAPHICOR
26172

TRADEHOLD
LIMITED

INTERIM PROFIT ANNOUNCEMENT
FOR THE SIX MONTHS TO 31 DECEMBER 2001

"The group's short-term strategy is to consolidate its activities while increasing its focus on product offering and profitability."

Christo Wiese, chairman

Tradehold holds no material assets in South Africa. Its principal income stems from an indirect interest of 69% in Brown & Jackson plc, the British retail group listed on the London Stock Exchange. Brown & Jackson's main business is variety discount retailing and its main objective is to meet profitably the needs of consumers with a lower discretionary spending power. Brown & Jackson conducts its business through four main operating subsidiaries – Poundstretcher, What Everyone Wants, Your More Store and The Famous Brunswick Warehouse. The four chains operate 758 outlets combined, 742 in the UK and 16 in Poland.

RIGHTS ISSUE

Despite highly volatile market conditions Tradehold's rights issue in October received surprisingly strong support from shareholders who took up 211 million or 89% of the available 236,4 million shares. The funds generated were used to redeem local debts of R500 million taken over by Tradehold at the time of the restructuring and the attendant unbundling of Pepkor in October 2000. Titan Global Investments were the underwriters for the rights issue.

CHANGES IN MANAGEMENT

With Brown & Jackson posting significantly weaker results during the past year, new appointments were made in several important positions in November 2001 to strengthen the company's top management:

- Carel Stassen, previous managing director of Pepkor, was appointed executive vice-chairman of Brown & Jackson and immediately took over management of the company,
- Daan Venter, then managing director of Ackermans, was appointed managing director of the struggling What Everyone Wants.

Together with these appointments, several changes were made at top management level and prompted an in-depth re-analysis of all aspects of the business to improve the group's profitability.

OPERATIONAL REVIEW

Although Brown & Jackson achieved an increase of 6,2% in turnover on last year's figures, like-for-like sales (excluding the turnover of new stores) were unchanged. This performance does, however, represent a significant improvement on a year ago when like-for-like sales showed a negative growth of 7,5%. Operating profit is just over half of the figure for the corresponding six months.

To allow management to increase the competitiveness of the existing business by upgrading existing stores and improving its product offerings, it was decided to change its policy of rapid expansion for the time being to one of slower and more controlled growth. Consequently only 28 new stores were opened, compared to 74 in the corresponding period.

Old stock had to be moved and prices were cut dramatically to make way for new and more exciting product ranges. These price reductions (in total £9,5 million) had a significant effect on company results.

- **Poundstretcher** Poundstretcher, the largest operating chain in the group, posted the best results of the four. Sales increased by 9,4% and like-for-like sales increased by 4,5% but operating profit decreased by 5,6% as profit margins were put under pressure by competition in the clothing retail industry. A

further nine stores were opened, bringing the total number of Poundstretcher outlets to 334. The sixteen stores trading under the Poundstretcher trademark in Poland have yet to break even.

- **Your More Store** While sales increased by 6,5% and like-for-like sales by 2,1%, operating profits plummeted by 54,8%. Two new stores were opened.
- **What Everyone Wants** Like-for-like sales decreased by 8,5% and the operating profit achieved during the corresponding six months, turned into a considerable operating loss. Because of problems experienced by the chain, management will refocus the business during the next six to twelve months to better meet the changing needs of customers who now insist on fashionable, quality clothing at competitive prices. This repositioning should begin to impact positively from the group's 2003 financial year.
- **The Famous Brunswick Warehouse** A new management team has been appointed after the chain's unsatisfactory performance that led to an operating loss. The chain expanded rapidly in terms of outlets and now has 68 shops.

ACCOUNTING POLICIES

The interim report has been prepared in accordance with statement AC 127: Interim financial reporting and the Fourth Schedule to the South African Companies Act. The accounting policies are in all material respects in accordance with those adopted in the financial statements for the year ended 30 June 2001.

PROSPECTS

The group's short-term strategy is to consolidate its current activities while increasing its focus on product offering and profitability. Stock levels were reduced with the sale of old stock. Like-for-like sales during the first five weeks of the new period under review, are in line with those of a year ago.

Brown & Jackson's directors predict that the group will more or less break even in the year ending 30 June 2002. They believe the steps taken during the past months to effect an about-turn in the two weak subsidiaries – What Everyone Wants and The Famous Brunswick Warehouse – will, in time, enable them to again make a satisfactory contribution to group results.

By order of the Board

C H Wiese — *Chairman*

C Moore — *Director*

15 February 2002

Tradehold Limited
(Registration number 1970/009054/06)
JSE share code: TDH ISIN number: ZAE 000026902
36 Stellenberg Road, Parow Industria 7490
P O Box 6100, Parow East 7501

CONSOLIDATED INCOME STATEMENT

(R'000)	**Unaudited 6 months to 31/12/01**	Unaudited 6 months to 31/12/00	Change %	12 months to 30/06/01
Turnover	**3 674 860**	2 657 067	38	4 756 234
Operating profit	**152 286**	233 887	(35)	134 957
Net interest paid	**14 013**	13 525	4	39 202
Profit before exceptional items	**138 273**	220 362	(37)	95 755
Exceptional items	–	6 676		14 697
Profit before taxation	**138 273**	227 038	(39)	110 452
Taxation	**8 777**	57 523	(85)	13 765
Profit after taxation	**129 496**	169 515	(24)	96 687
Outside shareholders' interest	**42 839**	53 969	(21)	37 080
Attributable to normal activities	**42 839**	51 629		32 167
Attributable to exceptional items	–	2 340		4 913
Net profit	**86 657**	115 546	(25)	59 607
Earnings per share (cents)				
– before exceptional items	**41,0**	100,2	(59)	44,9
– after exceptional items	**41,0**	104,1	(61)	53,7
– headline earnings	**40,4**	102,7	(61)	48,6
Number of shares for calculation of earnings per share ('000)	**211 165**	110 968		110 968

ANALYSIS OF NET PROFIT

(R'000)	**Unaudited 6 months to 31/12/01**	Unaudited 6 months to 31/12/00
Attributable earnings of Brown & Jackson plc	**93 689**	112 965
Net operating costs of Tradehold Ltd	**(104)**	(334)
Net interest paid after taxation of Tradehold Ltd	**(6 928)**	(1 421)
Profit before exceptional items	**86 657**	111 210
Attributable exceptional items	–	4 336
Net profit	**86 657**	115 546

CONSOLIDATED BALANCE SHEET

(R'000)	Unaudited 31/12/01	30/06/01
Non-current assets	**1 383 026**	967 986
Fixed assets	**1 334 527**	937 569
Investments	**48 499**	30 417
Current assets	**2 376 395**	1 599 424
Inventories	**1 130 624**	878 872
Accounts receivable	**412 719**	171 926
Bank balances and cash	**833 052**	548 626
Total assets	3 759 421	2 567 410
Ordinary shareholders' funds	**1 701 704**	605 621
Preference share capital	**144**	46
Outside shareholders' interest	**377 368**	242 199
Non-current liabilities	**155 136**	113 397
Long-term loans	–	625
Deferred taxation	**8 912**	6 326
Other non-current liabilities	**146 224**	106 446
Current liabilities	**1 525 069**	1 606 147
Short-term loans and bank overdrafts	**10 790**	824 871
Other current liabilities	**1 514 279**	781 276
Total shareholders' funds and liabilities	3 759 421	2 567 410

CONSOLIDATED CASH FLOW STATEMENT

(R'000)	Unaudited 6 months to 31/12/01	Unaudited 6 months to 31/12/00
Cash flow from operations	**682 744**	423 335
Dividends paid	**(20 066)**	(19 241)
Cash retained from operations	**662 678**	404 094
Investment activities	**(104 574)**	(122 495)
Net acquisition of fixed assets	**(97 856)**	(146 810)
Other investment activities	**(6 718)**	24 315
Net cash flow	**558 104**	281 599
Financing activities	**(273 678)**	367 783
Proceeds from share issue	**541 028**	46
Net debt (repaid)/raised	**(814 706)**	367 737
Increase in bank balances and cash	**284 426**	649 382

SUPPLEMENTARY INFORMATION

(R'000)	**Unaudited 6 months to 31/12/01**	Unaudited 6 months to 31/12/00
1. Depreciation for the period	**75 502**	55 502
2. Capital expenditure for the period	**92 680**	149 930
3. Calculation of headline earnings		
Net profit	**86 657**	115 546
Attributable exceptional items	**–**	(4 336)
(Profit)/loss on sale and scrapping of fixed assets after taxation and outside shareholders' interest	**(1 278)**	2 706
	85 379	113 916
	Unaudited 31/12/01	30/06/01
4. Number of shares in issue ('000)	**347 330**	110 968
5. Net asset value per share (cents)	**489,9**	545,8
6. *Investments*		
Unlisted investments at cost and directors' valuation	**34 736**	25 416
Loans	**13 763**	5 001
	48 499	30 417
7. Capital commitments	**29 552**	21 476

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

(R'000)	**Unaudited 6 months to 31/12/01**	Unaudited 6 months to 31/12/00
Balance at 1 July	**605 621**	459 603
Proceeds from share issue	**540 930**	–
Exchange rate adjustments	**479 593**	63 024
Unbundling adjustments and share issue costs	**–**	29 133
Net profit for the period	**86 657**	115 546
Dividend paid	**(11 097)**	–
Balance at 31 December	**1 701 704**	667 306